Exhibit 99.1

Phillips Edison & Company, Inc.

Merger with Phillips Edison Grocery Center REIT II, Inc.

INVESTOR CALL SCRIPT

Thursday, July 19, 2018 at 10:00 AM Eastern Time

MARK ADDY, EXECUTIVE VICE PRESIDENT

Good morning everyone and thank you for joining us. I am Mark Addy, Executive Vice President of Phillips Edison and Company. Joining me on today’s call is our Chairman and Chief Executive Officer, Jeff Edison; and our Chief Financial Officer, Devin Murphy.

During today’s presentation, I will give a high-level overview of Phillips Edison & Company’s proposed merger with Phillips Edison Grocery Center REIT II. Jeff Edison will discuss the strategic benefits of the transaction and its impact on the company’s long-term liquidity strategy. Following Jeff’s comments, Devin Murphy will go through the financial benefits of the transaction. Then, I will speak to some important items related to our Dividend Reinvestment Plan and our Share Repurchase Program, and Jeff Edison will wrap up the call with his closing comments.

Before we begin, I would like to remind our audience that statements made during our prepared remarks may contain forward-looking statements, which are subject to various risks and uncertainties. Please refer to SLIDES 2 and 3 for additional disclosure and direction on where you can find more information regarding potential risks. In addition, we will also refer to certain non-GAAP financial measures. Information regarding our use of these measures and reconciliations of these measures to our GAAP results are available in our most recent form 10-Q, which was filed on May 9, 2018.

For more information, please refer to the form 8-K which has been filed with the SEC and identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Please note, that the press release and the slide deck for this webinar are both available for download on our website at www.phillipsedison.com/investors and in the form 8-K on file.

Now, we start on SLIDE 4.

Yesterday, we announced that Phillips Edison and Company, or “PECO”, entered into a definitive merger agreement to merge with our largest sponsored, non-traded REIT, Phillips Edison Grocery Center REIT II, or “REIT II.”

Since we founded Phillips Edison over 27 years ago, we have exclusively focused on owning and operating grocery-anchored shopping centers – and the combination of these two highly-complementary asset portfolios continues that tradition and completes the next step in our long term strategic plan leading to liquidity.

The result of this transaction will be a consolidated company with 323 wholly owned grocery-anchored shopping centers with an emphasis on necessity-based retailers, which have proven to be both internet and recession resilient.

This 100% stock for stock transaction will result in a $6.3 billion internally-managed, fully-integrated REIT that also provides third-party asset and real estate management services for our growing investment management business.

We believe that this transaction is an important and necessary step toward liquidity for both PECO and REIT II.

Now, I would like to turn the call over to our Chief Executive Officer, Jeff Edison, who will provide an overview of the transaction, discuss the combined company, and review the strategic benefits of the transaction.

Jeff?

JEFF EDISON, CEO

Thanks Mark, and good morning everyone. Thank you for joining us to discuss this critical step in PECO’s long-term strategy. We believe that the transaction brings us one step closer to a successful liquidity event for our shareholders.

SLIDE 5 provides an overview of the transaction.

In exchange for each REIT II common share, PECO will issue REIT II shareholders 2.04 shares of PECO common stock, which is currently valued at $11.05. This equates to consideration of $22.54 per share of REIT II stock.

The exchange ratio, which is essentially NAV to NAV, is based on a thorough review of the relative valuation of each entity and was negotiated by management and the separate advisors for PECO and the Special Committee for REIT II.

Upon the close of the transaction, REIT II shareholders will own approximately 29% and PECO shareholders will own approximately 71% of the combined company. Management will be the combined company’s largest shareholder – owning 7.3%, or $262 million dollars worth of equity. This meaningful investment by management highly aligns management with shareholder interests.

A significant benefit of this merger is that the quality of the combined company’s earnings will improve as the percentage of earnings derived from real estate will increase from 92% to approximately 97%.

Earnings derived from owned real estate are more highly valued in the public equity markets when compared to management fee income, given the long-term, recurring nature of real estate cash flow.

Therefore, we believe that the combined company could earn a higher valuation in the public equity markets.

Importantly, we expect this transaction to be earnings neutral while increasing our size, scale, and maintaining the efficiencies we have achieved through our nationwide operating platform.

At this time, we anticipate continuing our current annualized distribution rate of $0.67 per share, which is a 6.1% dividend yield on our most recent estimated value per share of $11.05; and 6.7% on our original offering price of $10.00 per share. To date, we have distributed approximately $4.92 per share in dividends, assuming an investment was made at the beginning of the offering period and distributions were paid in cash.

Two of REIT II’s independent directors will join PECO’s board at the closing of the transaction, increasing the number of board members to seven. Each of the directors for PECO and REIT II is an established leader in their respective businesses, and we look forward to adding these new directors to the PECO board.

As part of this transaction process, the PECO board and the REIT II special committee each independently retained its own legal and financial advisors. The transaction has been unanimously approved by PECO’s board of directors, REIT II’s board of directors, and the independent special committee formed by REIT II’s board of directors.

Under the terms of the merger agreement, REIT II may solicit, receive, evaluate, and enter into negotiations with respect to alternative proposals from third-parties for a period of 30 days continuing through August 15, 2018.

We expect the transaction to close in the fourth quarter of 2018 subject to the satisfaction of customary closing conditions, including approval from both PECO and REIT II shareholders. We hope that shareholders will recognize the many benefits of this merger and vote in favor of the transaction once they have reviewed the proxy.

SLIDE 6

The merger partner, Phillips Edison Grocery Center REIT II, is a public, non-traded REIT, currently advised by PECO, that raised approximately $1.1 billion of equity between January 2014 and October 2015. REIT II owns 86 well-occupied, grocery-anchored shopping centers that are 95.1% occupied and have a strong mix of grocery-anchors and national and regional tenants, including Publix, Albertsons/Safeway, Ahold Delhaize – which owns Food Lion, Giant, Hannaford, and Stop & Shop – Walmart and Kroger.

The cash flow growth in the REIT II portfolio continues to be strong as Q1 2018 same-center net operating income, or NOI, increased by 4.8%, well in excess of the 1.7% average achieved by the nine publicly traded peers that we benchmark against.

On SLIDE 7, we provide an overview of the due diligence and negotiation process that occurred between PECO and REIT II in connection with this transaction.

PECO’s board of directors engaged BofA Merrill Lynch as its lead financial advisor and Citigroup Global Markets and Goldman Sachs as financial advisors. Latham and Watkins served as legal advisor. The special committee of REIT II engaged Morgan Stanley as exclusive financial advisor and Hogan Lovells as exclusive legal advisor.

After eight months of negotiations, the PECO Board and Special Committee of REIT II were able to come to an agreement with the help of their financial and legal advisors. The lead financial advisors performed various financial analyses of each company and delivered opinions to the respective Boards, based upon and subject to the various limitations, qualifications, and assumptions set forth in the opinions, as to the fairness from a financial point of view of the consideration offered.

A summary of each opinion, including information on the analyses performed, will be included in the joint proxy statement.

Additionally, as part of the transaction, REIT II’s Special Committee will have the right to actively solicit alternative proposals for 30 days following the execution of the merger agreement. This process provides additional assurance to shareholders that they are receiving a fair value in this transaction.

Moving to SLIDE 8, we will now discuss the many strategic benefits of the transaction.

This transaction materially improves our wholly-owned portfolio while maintaining our exclusive focus on grocery-anchored shopping centers. We believe grocery-anchored retail is the strongest asset class in retail real estate due to the internet resistant and recession resilient nature of the necessity-based retailers that occupy our portfolio.

The REIT II portfolio is high-quality and will increase our combined portfolio’s occupancy, average annualized base rent, and the population and income demographics of our centers.

Given the combined portfolio’s enhanced size, scale, and financials, the company will have improved access to the capital markets, which can be used to support strategic investments to drive future growth opportunities – and most importantly, we believe the merger with REIT II enhances our path to a full-cycle liquidity event.

From an earnings perspective, this transaction would have been neutral to our funds from operations, or FFO, on a per share, proforma basis for the three months ended March 31, 2018. Notably, the quality of our earnings will improve as the percentage of earnings derived from real estate will increase from 92% to approximately 97%.

Real estate earnings are more highly valued in the public equity markets today than management fee income, given the long-term, recurring nature of real estate cash flows.

As it relates to our distribution coverage, we estimate that our pro forma FFO for the combined company would have been approximately 105% of total distributions for Q1 2018.

Post transaction, our pro-forma balance sheet will maintain a healthy leverage ratio and well-laddered maturity profile which positions us well for future growth. Devin will explain this in more detail in a few minutes.

Among the operational benefits of this transaction, we anticipate a smooth, efficient integration process as PECO acquired and managed each REIT II property from day one. As such, our team is intimately familiar with each market, each property, and their tenants. Operational efficiencies will come from the consolidation and simplification of our reporting and corporate structure, and removing or reducing certain duplicative external costs.

To summarize, this merger better positions the combined company for a full cycle liquidity event with its increased size, scale, and simplified operating structure.

Liquidity is top of mind for our management team and board of directors as we continue to be significant investors alongside each of you – management is our company’s largest investor for that matter – and we are constantly evaluating the Company’s liquidity options.

On SLIDE 9, we’ve outlined a side-by-side comparison of portfolio metrics for PECO and REIT II to show how this transaction improves every single one of our operating metrics. Of particular note is the improvement in annualized base rent per square foot, or ABR, for both total and inline, as well as the increase in household income, and population density. We watch these metrics closely as they are leading indicators of the future performance of each center, and they are also monitored closely by public equity investors.

SLIDE 10 provides a map showing the overlap of PECO and REIT II properties.

The combined company will own and operate properties in 33 states with a focus on the top 100 metro areas, or MSAs. As we look at the combined portfolio, approximately 38% of our properties are in top 25 MSAs, 57% in the top 50, and 75% in the top 100 MSAs.

We believe significant opportunity exists in these top 100 markets where we have found returns to be more attractive.

As we have said repeatedly over the years, the quality of the grocery-anchor is the single most important factor for success at a grocery-anchored property. Both PECO and REIT II own centers that are anchored by a leading grocer. As you can see on the left, our key tenants are nationally recognized grocers, including Kroger, Publix, Albertsons / Safeway, Ahold Delhaize, and Walmart.

I am excited about the many benefits that this merger creates for us. I will now turn the call over to our Chief Financial Officer, Devin Murphy, who will review the financial implications of the transaction.

Devin?

DEVIN MURPHY, CFO

Thank you, Jeff, and good morning everyone.

As Jeff has noted, there are several important and meaningful financial benefits as a result of this merger for our company.

SLIDE 11 outlines the benefits of improved size and scale of the pro forma company created by the merger.

Size matters in the public equity capital markets. We have monitored the public REIT market for years and have observed that larger REITs tend to perform better and trade at higher valuations than smaller publicly traded REITs. Larger REITs have generally outperformed smaller REITs over the last 5 years, and larger REITs trade closer to NAV than smaller REITs. We believe there are many reasons for this outperformance, including the fact that larger REITs attract more dedicated, long-term investors and have access to a larger universe of potential investors and capital market opportunities. Also, larger REITs receive more coverage from research analysts who follow and better understand these companies and can help communicate their stories to investors.

As a result of the transaction, the combined company’s equity market cap will fall in the $3 billion to $5 billion range, where we observe the median REIT trading at a 1% premium to their Net Asset Value. This is a meaningful improvement to the $1 billion to $3 billion range, where stand-alone PECO would fall, where we observe an average NAV discount of 10%.

This merger increases the total enterprise value of PECO by $1.9 billion, from approximately $4.4 billion to $6.3 billion, which is an increase of 43%. We believe this increased scale will improve the market’s perspective of the pro forma company and will ultimately result in a better valuation for us in the public markets.

Turning to SLIDE 12 – On this slide, we show the change in our earnings composition and the increase in earnings attributed to our wholly owned real estate versus our asset management business.

We anticipate that approximately 97% of the pro forma company’s earnings will be derived from real estate, with only 3% coming from our investment management business.

Real estate cash flow is more highly valued in the public equity markets given its recurring nature, longer duration, and stability relative to fees from an investment management business. Therefore, we believe that the company’s earnings may garner a higher valuation overall as a result of this transaction.

We observe real estate companies trading today at approximately 13 to 16 times EBITDA versus investment management businesses trading at approximately 7 to 9 times EBITDA.

SLIDE 13 outlines the pro forma company’s debt profile.

The company’s net debt to total enterprise value will remain constant at approximately 42% both before and after this transaction.

Approximately 87% of our pro forma company’s debt will be fixed-rate debt, compared to 87% for stand-alone PECO. Only 29% of the debt will be secured, an improvement from 33% for stand-alone PECO.

Our weighted average duration decreases slightly to 4.7 years. We believe our debt maturities are well-laddered. We continually assess our options to effectively extend our maturities and will take advantage of opportunities to enhance our maturity profile when available. It is important to note that only 10.9% of our debt matures in the next 18 months.

In summary, we believe the pro forma company has an appropriately leveraged balance sheet with a capital structure that positions us well for the long-term, especially in a rising interest rate environment.

SLIDE 14

Phillips Edison has a 27-year history of generating strong returns for our investors. We began our first non-traded REIT in 2010, and we have delivered consistent cash flows to our investors.

We are pleased to report that the current equity multiple for PECO shareholders is between 1.4 times and 1.8 times, depending on the date of investment and DRIP participation.

This translates to a total value of $13.82 to $18.24 per share up from your original investment of $10.00.

We appreciate your investment in PECO, and we remain committed to driving shareholder value.

This completes our financial overview. I would like to turn the call back over to Mark Addy for an update on the Dividend Reinvestment Plan and the Share Repurchase Program.

MARK ADDY, EVP

Thank you, Devin.

Please turn to SLIDE 15

As part of the transaction, we are required to temporarily suspend the Dividend Reinvestment Plan, or DRIP, as well as the Share Repurchase Plan, or SRP.

For those investors that are currently reinvesting their monthly distributions – you will receive July’s distribution, which will be paid on August 1st, in cash.

Clients’ accounts that are custodial-held will receive the distribution directly into their custodial account in cash.

Client’s accounts that are not held with a custodian will receive the distribution in the form of a physical check sent in the mail at their address of record.

Investors that are currently receiving their distributions in cash form will not be affected. Based on our current timeline, we believe the DRIP will resume for the September 1st distribution.

With regards to our stock repurchase program, Death, Disability and Incompetence requests, or DDI, PECO will not make any repurchases for the month of July 2018.

The next DDI repurchase is expected to take place the following month, on August 31, 2018.

SRP paperwork must be on file and in good order by August 24, 2018 at 5:00pm Central Time. PECO will honor all DDI requests, that are on file and in good order ahead of that deadline.

As for standard requests, PECO does not expect funding to be available for standard repurchases for the remainder of 2018. Death, Disability and incompetence requests will continue to be paid in accordance with our SRP plan documents.

Now, please listen closely as we have an important update on the share repurchase program.

Upon the close of the transaction, which we expect to be later in the fourth quarter of 2018, all PECO and REIT II shareholders wishing to participate in the SRP thereafter will need to submit new paperwork to our transfer agent, DST, to be included in the next standard repurchase.

Even if an investor has a form on file that is in good order, a new form will be required after the transaction closes. To be included in the next repurchase, which is expected to be at the end of January 2019 assuming a fourth quarter closing date, all new forms must be on file and in good order with DST by January 24, 2019, at 5:00 p.m. Central time.

After the transaction closes, should the demand for redemptions exceed available funding, the combined company expects to make pro-rata redemptions.

Subsequent to that first repurchase expected for January 2019, standard SRP requests that are in good order and have not been fully executed (due to pro-rata redemptions), will remain on file for future redemptions. There will be no need to resubmit paperwork after each pro-rata redemption.

Upon the close of the transaction, the company will send each investor currently in the SRP queue a shareholder letter explaining the required changes, and a copy of the correspondence will be provided to each financial representative.

With that, I would like to turn the call back over to Jeff, to review the projected timeline, and again touch on the benefits of the transaction.

Jeff?

JEFF EDISON, CEO

Thanks Mark,

SLIDE 16 provides a projected timeline of the transaction. We expect to mail a joint proxy statement to both PECO and REIT II shareholders in September, where we will solicit your vote to approve the transaction. Your vote is very important, and we hope that you will see the many benefits of this merger and vote in favor of it.

Once we have received consents from our lenders and the shareholder vote, we will close the transaction. We expect the transaction will close in the fourth quarter of this year.

SLIDE 17 reiterates the many strategic benefits of the transaction.

To summarize, we believe this transformative and strategic merger:

•	materially improves our portfolio while maintaining our exclusive grocery focus;

•	increases the size, scale, and market prominence of the combined portfolio which actively positions the combined company for liquidity;

•	improves the quality of our earnings and maintains positive distribution coverage of 105% on a pro forma, FFO basis;

•	maintains healthy leverage ratio and strong balance sheet which positions us for future growth;

•	accelerates our strategy to simplify our business model

These important benefits are all positive steps toward a full cycle liquidity event for both PECO and REIT II shareholders – which remains our top priority.

As we evaluate our liquidity options, a public listing is a high priority. Looking at the public markets, as of June 30, 2018, our public peers were trading at an average discount to NAV of 19%, which is improved from a 29% discount to NAV as of March 31, 2018.

We would like to see this positive momentum continue and the values of shopping center REITs get much closer to NAV.

Though the public markets are improving for REITs in general, the material discount below net asset value that our peers are trading at is a real concern for us as we evaluate a potential liquidity event.

Completing this next step of our strategic plan enables us to be ready when the time comes to execute a full cycle liquidity event at an attractive valuation.

With that, I would like to express our appreciation for the continued support we receive from our shareholders, employees, agents, and importantly, our tenants.

We look forward to updating you with our second quarter 2018 results in a few weeks on August 8th. I continue to be very excited about the future opportunities that lie ahead for us.

Now, I would like to turn the call over to Michael Koehler, our Director of Investor Relations.

Michael?

MICHAEL – DIRECTOR OF INVESTOR RELATIONS

Thank you, Jeff.

Turning to Slide 18, I would like to remind today’s listeners that they are able to download today’s materials from our website at www.phillipsedison.com/investors.

Investors are encouraged to contact DST, our transfer agent, with transaction-related questions by calling 888-518-8073.

Advisors are encouraged to contact Griffin Capital Securities, with transaction-related questions by calling 866-788-8614.

Additionally, I can also be reached by emailing investorrelations@phillipsedison.com.

Thank you again for joining us on today’s call – the call has now concluded.

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